October 11, 2022

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Golub Capital Direct Lending Unlevered Corporation
CIK# 0001901606

Ladies and Gentlemen:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), enclosed for filing on behalf of Golub Capital Direct Lending Unlevered Corporation, a Maryland corporation (the “Company”), please find:

(i)           attached as Exhibit A, a copy of the Company's fidelity bond extension endorsement for the period from March 31, 2022 to September 1, 2023; and

(ii)   attached as Exhibit B, an officer’s certificate certifying the resolutions approved at a meeting of the board of directors of the Company held on August 5, 2022, which a majority of the directors who are not “interested persons” of the Company as defined in the 1940 Act have approved the extension coverage of the fidelity bond.

Please be advised that the fidelity bond premium extension has been paid for the period from March 31, 2022 to September 1, 2023.

Sincerely,

/s/ Christopher C. Ericson
Christoper C. Ericson
Chief Financial Officer and Treasurer

EXHIBIT A

AMEND POLICY PERIOD RIDER

In consideration of the premium, Item 2. Policy Period of the DECLARATIONS is deleted and replaced with the following:

Item 2. Policy Period: from 12:01 a.m. on 03/31/2022 to 12:01 a.m. on 09/01/2023 standard time.

As used in this Policy Period also means BOND PERIOD.

All other terms and conditions of the Bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the effective date of said Bond at the hour stated in said Bond, unless another effective date is shown below, and expires concurrently with said Bond.

CNA96844XX (9-19)	Bond No:	652418398
Page 1	Rider No:	12
Continental Insurance Company	Effective Date:	03/31/2023
Insured Name: Golub Capital Direct Lending Unlevered Corporation
© CNA All Rights Reserved.

EXHIBIT B

OFFICER’S CERTIFICATE

October 11, 2022

  I, Christopher C. Ericson, hereby certify that I am the Chief Financial Officer and Treasurer of Golub Capital Direct Lending Unlevered Corporation, a Maryland corporation (the “Company”), that, as such, I am authorized to execute this certificate on behalf of the Company, and that:

  The resolutions attached hereto as Annex A are true, correct and complete copies of the resolutions duly adopted by the Company’s Board of Directors, at a meeting on August 5, 2022, relating to the extension of the fidelity bond of the Company.  Such resolutions have not been amended, modified or revoked and are in full force and effect on the date hereof.

  IN WITNESS WHEREOF, I have executed this Certificate as of the date first written above.

/s/ Christopher C. Ericson
Name: Christopher C. Ericson
Title: Chief Financial Officer and Treasurer

ANNEX A

WHEREAS, the fidelity bond issued by Continental Insurance Company, a reputable fidelity insurance company, against larceny and embezzlement and such other types of losses as are included in standard fidelity bonds, having an aggregate coverage amount of $1,250,000 and naming Golub Capital Direct Lending Unlevered Corporation ("GDLCU") as an insured is scheduled to expire on March 31, 2023, and GDLCU will need to renew or purchase a fidelity bond for coverage beyond that date in order to comply with the 1940 Act;
FURTHER RESOLVED, that the GDLCU Authorized Officers be, and each hereby is, authorized and empowered to negotiate and enter into such fidelity bond or bonds in at least the aggregate coverage amount required under the 1940 Act that name GDLCU as an insured under such bond in substantially the form discussed at the meeting with such modifications as the GDLCU Authorized Officer executing such bond, with the advice of counsel, deems necessary or advisable, or as may be required to conform with the requirements of applicable law, including the 1940 Act, such determination to be conclusively evidenced by the execution and delivery thereof;
FURTHER RESOLVED, that the Chief Financial Officer of GDLCU be, and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that any and all actions heretofore taken, and any and all things heretofore done, by any officer or director of GDLCU in connection with, or with respect to, the matters referred to in the foregoing resolutions be, and hereby are, confirmed as authorized and valid acts taken on behalf of GDLCU.